UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*



                         Volt Information Sciences, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   928703 10 7
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)

                                                                 13G


CUSIP No. 928703 10 7                                      Page  2  of  5  Pages
          -----------                                           ---    ---

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jerome Shaw
================================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                     (b) [ ]


================================================================================
    3       SEC USE ONLY



================================================================================
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

================================================================================
                              5      SOLE VOTING POWER

                                        128,513

                              ==================================================
                              6      SHARED VOTING POWER

      NUMBER OF                         2,033,630
        SHARES
     BENEFICIALLY             ==================================================
       OWNED BY               7      SOLE DISPOSITIVE POWER
         EACH
      REPORTING                         128,513
        PERSON
         WITH                 ==================================================
                              8      SHARED DISPOSITIVE POWER

                                        2,033,630

================================================================================
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,162,143

================================================================================
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                   [ ]


================================================================================
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     22.1%

================================================================================
12          TYPE OF REPORTING PERSON*

                     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)

                                       13G


CUSIP No. 928703 10 7                                      Page  3  of  5  Pages
          -----------                                           ---    ---

Item 1 (a)    Name of Issuer:
              --------------

              Volt Information Sciences, Inc.


Item 1 (b)    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              1221 Avenue of the Americas, 47th Floor
              New York, New York 10020-1579


Item 2 (a)    Name of Person Filing:
              ---------------------

              Jerome Shaw


Item 2 (b)    Address of Principal Business Office:
              ------------------------------------

              c/o Volt Information Sciences, Inc.
              2401 North Glassell Street
              Orange, California 92665-2705


Item 2 (c)    Citizenship:
              -----------

              United States of America


Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common  Stock,  $.10 par value per share (the "Common  Stock").


Item 2 (e)    CUSIP Number:
              ------------

              928703 10 7

Item 3.       Statements filed pursuant to Rules 13d-1(b) or 13d-2(b):
              -------------------------------------------------------

              Not applicable.


Item 4.       Ownership:
              ---------

              The following information is at December 31, 1995:

               (a) Amount Beneficially Owned: 2,162,143 shares. Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 100,000 shares which were not actually outstanding but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such shares are considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 3,027 shares held for the undersigned's benefit under the Company's Employee


SEC 1745 (12-91)

                                       13G

CUSIP No. 928703 10 7                                      Page  4  of  5  Pages
          -----------                                           ---    ---



                    Stock Ownership Plan as at October 31, 1994 (the latest date as of which information concerning plan allocations is available), (ii) 1,876,130 shares owned of record by the undersigned and his wife as trustees of a revocable trust for their benefit, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time) and (iii) 157,500 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power; the reporting of these shares is not an admission of beneficial ownership of such 157,500 shares). Excludes 4,500 shares of Common Stock beneficially owned by the undersigned's wife, as to which shares the undersigned disclaims beneficial ownership.




               (b)  Percent of Class: 22.1%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote -

                                            128,513 shares.

                    (ii) shared power to vote or direct the vote -

                                            2,033,630 shares.

                    (iii) sole power to dispose or direct the disposition of -

                                            128,513 shares.

                    (iv)shared power to dispose or to direct the disposition of-

                                            2,033,630 shares.


Item 5.       Ownership of Five Percent or Less or a Class:
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------

              Not applicable.


SEC 1745 (12-91)

                                       13G


CUSIP No. 928703 10 7                                      Page  5  of  5  Pages
          -----------                                           ---    ---


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
              ------------------------------------------------------------------

              Not applicable.


Item 8.       Identification and Classification of Members of the Group:
              ---------------------------------------------------------

              Not applicable.


Item 9.       Notice of Dissolution of Group:
              ------------------------------

              Not applicable.


Item 10.      Certification:
              -------------

              Not applicable.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1996


                                                /s/  Jerome Shaw
                                            -------------------------------
                                                     Jerome Shaw



SEC 1745 (12-91)